UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Madison Square Garden Sports Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

55825T103
(CUSIP Number)

December 8th, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON NNS Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 400,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 400,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON NNS Investments (Cyprus) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 582,098
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 582,098
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.97% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.  Pursuant to certain financial contracts, an additional 247,386 shares of Class A Common Stock will be irrevocably delivered to NNS Investments (Cyprus) Ltd on March 10, 2021, giving a total of 829,484 shares of Class A Common Stock, or 4.24% of the Class A Common Stock.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON NNS Holding (Cyprus) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 582,098
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 582,098
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.97% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.  Pursuant to certain financial contracts, an additional 247,386 shares of Class A Common Stock will be irrevocably delivered to NNS Investments (Cyprus) Ltd on March 10, 2021, giving a total of 829,484 shares of Class A Common Stock, or 4.24% of the Class A Common Stock.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON NNS Luxembourg S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 582,098
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 582,098
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.97% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.  Pursuant to certain financial contracts, an additional 247,386 shares of Class A Common Stock will be irrevocably delivered to NNS Investments (Cyprus) Ltd on March 10, 2021, giving a total of 829,484 shares of Class A Common Stock, or 4.24% of the Class A Common Stock.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON NNS Midco Holding S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 582,098
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 582,098
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.97% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.  Pursuant to certain financial contracts, an additional 247,386 shares of Class A Common Stock will be irrevocably delivered to the NNS Investments (Cyprus) Ltd on March 10, 2021, giving a total of 829,484 shares of Class A Common Stock, or 4.24% of the Class A Common Stock.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON NNS S.à r.l.-SPF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 982,098
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 982,098
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02% (1)
12	TYPE OF REPORTING PERSON CO

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.  Pursuant to certain financial contracts, an additional 247,386 shares of Class A Common Stock will be irrevocably delivered to the NNS Investments (Cyprus) Ltd on March 10, 2021, giving a total of 1,229,484 shares of Class A Common Stock, or 6.28% of the Class A Common Stock.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON Philip Norman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON Roger Bolan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 400,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No.: 55825T103

1	NAME OF REPORTING PERSON Nassef Sawiris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Egypt; Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 982,098
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 982,098
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 19,582,001 shares of Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.  Pursuant to certain financial contracts, an additional 247,386 shares of Class A Common Stock will be irrevocably delivered to the NNS Investments (Cyprus) Ltd on March 10, 2021, giving a total of 1,229,484 shares of Class A Common Stock, or 6.28% of the Class A Common Stock.

CUSIP No.: 55825T103

ITEM 1(a).	NAME OF ISSUER:

Madison Square Garden Sports Corp. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Two Penn Plaza New York, NY 10121

ITEM 2(a).	NAME OF PERSON FILING:

NNS Holding NNS Investments (Cyprus) Ltd NNS Holding (Cyprus) Ltd NNS Luxembourg S.à r.l. NNS Midco Holding S.à r.l. NNS S.à r.l.-SPF Nassef Sawiris Philip Norman Roger Bolan

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

NNS Holding
Philip Norman
Roger Bolan

c/o Intertrust Corporate Services (Cayman) Ltd
190 Elgin Avenue
George Town, Grand Cayman KY1-9005, Cayman Islands

NNS Investments (Cyprus) Ltd
NNS Holding (Cyprus) Ltd

18, Evagora Papachristoforou St.
Petoussis Bldg, Ground Fl, Off. 01
Limassol, Cyprus  3030

NNS Luxembourg S.à r.l.
NNS Midco Holding S.à r.l.
NNS S.à r.l.-SPF
Nassef Sawiris

35F, avenue John F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg

ITEM 2(c).	CITIZENSHIP:

NNS Holding – Cayman Islands
NNS Investments (Cyprus) Ltd – Cyprus
NNS Holding (Cyprus) Ltd – Cyprus
NNS Luxembourg S.à r.l. – Luxembourg
NNS Midco Holding S.à r.l. – Luxembourg
NNS S.à r.l.-SPF – Luxembourg
Nassef Sawiris – Egypt; Belgium
Philip Norman – United Kingdom
Roger Bolan –United Kingdom

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

55825T103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

NNS Holding – 400,000
NNS Investments (Cyprus) Ltd – 582,098
NNS Holding (Cyprus) Ltd – 582,098
NNS Luxembourg S.à r.l. – 582,098
NNS Midco Holding S.à r.l. – 582,098
NNS S.à r.l.-SPF – 982,098
Nassef Sawiris – 982,098
Philip Norman – 400,000
Roger Bolan – 400,000

	(b)	Percent of class:

NNS Holding – 2.04%
NNS Investments (Cyprus) Ltd – 2.97%
NNS Holding (Cyprus) Ltd – 2.97%
NNS Luxembourg S.à r.l. – 2.97%
NNS Midco Holding S.à r.l. – 2.97%
NNS S.à r.l.-SPF – 5.02%
Nassef Sawiris – 5.02%
Philip Norman – 2.04%
Roger Bolan – 2.04%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

NNS Holding – 400,000
NNS Investments (Cyprus) Ltd – 582,098
NNS Holding (Cyprus) Ltd – 582,098
NNS Luxembourg S.à r.l. – 582,098
NNS Midco Holding S.à r.l. – 582,098
NNS S.à r.l.-SPF – 982,098
Nassef Sawiris – 0
Philip Norman – 0
Roger Bolan – 0

(ii) Shared power to vote or to direct the vote:

NNS Holding – 0
NNS Investments (Cyprus) Ltd – 0
NNS Holding (Cyprus) Ltd – 0
NNS Luxembourg S.à r.l. – 0
NNS Midco Holding S.à r.l. – 0
NNS S.à r.l.-SPF – 0
Nassef Sawiris – 982,098
Philip Norman – 400,000
Roger Bolan – 400,000

(iii) Sole power to dispose or to direct the disposition of:

NNS Holding – 400,000
NNS Investments (Cyprus) Ltd – 582,098
NNS Holding (Cyprus) Ltd – 582,098
NNS Luxembourg S.à r.l. – 582,098
NNS Midco Holding S.à r.l. – 582,098
NNS S.à r.l.-SPF – 982,098
Nassef Sawiris – 0
Philip Norman – 0
Roger Bolan – 0

(iv) Shared power to dispose or to direct the disposition of:

NNS Holding – 0
NNS Investments (Cyprus) Ltd – 0
NNS Holding (Cyprus) Ltd – 0
NNS Luxembourg S.à r.l. – 0
NNS Midco Holding S.à r.l. – 0
NNS S.à r.l.-SPF – 0
Nassef Sawiris – 982,098
Philip Norman – 400,000
Roger Bolan – 400,000

Pursuant to certain financial contracts, an additional 247,386 shares of Class A Common Stock will be irrevocably delivered to NNS Investments (Cyprus) Ltd on March 10, 2021, giving a total of 1,229,484 shares of Class A Common Stock, or 6.28 % of the Class A Common Stock, beneficially owned by NNS S.à r.l.-SPF and Mr. Nassef Sawiris.

The Reporting Persons are directly or indirectly wholly-owned by NNS S.à r.l.-SPF (“NNS SPF”), the parent entity of several legal entities established to hold and invest financial assets worldwide.  All of the shares in NNS SPF are held for the NNS Jersey Trust on trust for Mr. Nassef Sawiris and his descendants.

NNS Holding is directly wholly-owned by NNS SPF, all of the shares of which are held for the NNS Jersey Trust.  By virtue of their directorships of NNS Holding, Mr. Philip Norman and Mr. Roger Bolan have the shared power to vote and dispose of the shares held by NNS Holding. Mr. Philip Norman, Mr. Roger Bolan and Mr. Nassef Sawiris may be deemed to be the beneficial owners of such shares of Class A Common Stock held by NNS Holding.

NNS Investments (Cyprus) Ltd is directly wholly-owned by NNS Holding (Cyprus) Ltd, which is directly wholly-owned by NNS Luxembourg S.à r.l., which is directly wholly-owned by NNS Midco Holding S.à r.l., which is directly wholly-owned by NNS SPF, all of the shares of which are held for the NNS Jersey Trust.  Mr. Nassef Sawiris may be deemed to be the beneficial owner of such shares of Class A Common Stock held by NNS Investments (Cyprus) Ltd.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of these individuals is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent that any such reporting person actually exercises voting or investment power with respect to such securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2020

NNS HOLDING

By:	/s/ Roger Bolan
Name:	Roger Bolan
Title:	Director

NNS INVESTMENTS (CYPRUS) LTD

By:	/s/ Charalambos Pittas
Name:	Charalambos Pittas
Title:	Director

NNS HOLDING (CYPRUS) LTD

By:	/s/ Charalambos Pittas
Name:	Charalambos Pittas
Title:	Director

NNS LUXEMBOURG S.À R.L.

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Manager

NNS MIDCO HOLDING S.À R.L.

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Manager

NNS S.à r.l.-SPF

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Manager

NASSEF SAWIRIS

By:	/s/ Nassef Sawiris

PHILIP NORMAN

By:	/s/ Philip Norman

ROGER BOLAN

By:	/s/ Roger Bolan

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated December 10, 2020 (including amendments thereto) with respect to the Class A Common Stock of Madison Square Garden Sports Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.

NNS HOLDING

By:	/s/ Roger Bolan
Name:	Roger Bolan
Title:	Director

NNS INVESTMENTS (CYPRUS) LTD

By:	/s/ Charalambos Pittas
Name:	Charalambos Pittas
Title:	Director

NNS HOLDING (CYPRUS) LTD

By:	/s/ Charalambos Pittas
Name:	Charalambos Pittas
Title:	Director

NNS LUXEMBOURG S.À R.L.

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Manager

NNS MIDCO HOLDING S.À R.L.

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Manager

NNS S.à r.l.-SPF

By:	/s/ Bjorn Schuurmans
Name:	Bjorn Schuurmans
Title:	Manager

NASSEF SAWIRIS

By:	/s/ Nassef Sawiris

PHILIP NORMAN

By:	/s/ Philip Norman

ROGER BOLAN

By:	/s/ Roger Bolan